Bell Industries, Inc.
8888 Keystone Crossing
Suite 1700
Indianapolis, Indiana 46240
Telephone (317) 704-6000
November 4, 2010
VIA EDGAR
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re:	Bell Industries, Inc. Schedule 13E-3 Filed on October 1, 2010 File No. 5-52973

Preliminary Proxy Statement on Schedule 14A Filed on October 1, 2010 File No. 1-11471

Schedule 13D/A filed by Newcastle Partners L.P., Newcastle Capital Group L.L.C., Newcastle Capital Management L.P.,
B.I. Holdings L.P., Mr. Mark Schwartz and Clinton Coleman
Filed on July 27, 2010
File No. 5-52973
Dear Ms. Duru:
On behalf of Bell Industries, Inc. (the “Company,” “we” or “us”), we enclose for filing, via direct transmission to the EDGAR system of the Securities and Exchange Commission (the “Commission”) this response to the Commission’s comment letter dated October 27, 2010 relating to the Company’s Schedule 13E-3 filed on October 1, 2010 (the “Schedule 13E-3”) and the Company’s Preliminary Proxy Statement on Schedule 14A filed on October 1, 2010 (the “Proxy Statement”). The enclosed revised Schedule 13E-3 and Proxy Statement are marked to show changes from such documents which were filed via EDGAR on October 1, 2010. For the sake of convenience, we have reproduced each comment below, with our response thereto following each such comment.

Ms. Mellissa Campbell Duru
November 4, 2010

General
1.	Comment: Please note that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3. Please remove the reference to such provisions and revise disclosure in the Schedule 13e-3 to include disclosure stating that the safe harbor provisions do not apply to any forward-looking statements the company makes in connection with the going private transaction. This comment applies to similar disclosure in the proxy statement incorporated by reference. Further, revise the disclosure in the proxy statement to clarify that the safe harbor provisions do not apply to forward-looking statements made in periodic reports incorporated by reference to the proxy statement. Please refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.
Response:
We have revised page 7 of the Proxy Statement to delete the first sentence under “Cautionary Notice Regarding Forward-Looking Statements” and to replace it in its entirety with the following:
“This proxy statement includes certain forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial.”
We also added the following sentence to the end of the same paragraph on page 7 of the Proxy Statement:
“The safe harbor provisions under Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act do not apply to forward-looking statements made in our periodic reports that are incorporated by reference into this proxy statement.”
Similarly, we have revised page 1 of the Schedule 13E-3 to delete the first sentence under “Cautionary Notice Regarding Forward-Looking Statements” and to replace it in its entirety with the following:
“This Schedule 13E-3 (and the documents that have been incorporated herein by reference) include certain forward-looking statements regarding, among other things, the Company’s plans, strategies and prospects, both business and financial.”
We also added the following sentence to the end of the same paragraph on page 1 of the Schedule 13E-3:
“The safe harbor provisions under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act do not apply to any forward-looking statements the Company makes in connection with the reverse split.”

Ms. Mellissa Campbell Duru
November 4, 2010

2.	Comment: Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. We note that you have not included Messrs. Schwartz or Coleman as filing persons notwithstanding their status as designees to the Board by Newcastle and role in the management of the company. In addition, and as noted in the Schedule 13D jointly filed by Newcastle Partners L.P., Newcastle Capital Group L.L.C., Newcastle Capital Management L.P., B.I. Holdings L.P., Messrs. Schwartz and Coleman, persons controlling approximately 91% of shares of the company or to which the Amended Convertible Note has been issued are not identified as affiliates engaged in the current going private transaction and have not been included as filing persons. Please revise to add such filing parties or advise us as to why this revision is not required. For guidance, refer to Question 101.02 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions, Exchange Act Rule 13e-3, and Schedule 13E-3. We may have further comment.
Response:
We respectfully advise the Staff that none of Newcastle Partners, L.P., Newcastle Capital Group, L.L.C., Newcastle Capital Management, L.P. or BI Holdings, L.P. (collectively, the “Newcastle Entities”), nor Mark Schwarz or Clinton Coleman, are “affiliates” of the Company who are “engaged” in a going private transaction for purposes of Rule 13e-3. Moreover, as discussed below, we do not believe the transactions in question—to the extent affiliates were deemed present—are transactions of the type Rule 13e-3 was intended to protect. Accordingly we believe that neither the Newcastle Entities nor Messrs. Schwarz or Coleman should be filing persons under Schedule 13E-3.
Filing Person Standard
We note that in order for a person to be a “filing person” under Schedule 13E-3 two separate, but related, determinations must be made: first, whether the person is an “affiliate” (as defined by Rule 13e-3) and second, whether an affiliate should be deemed to be “engaged” in the going private transaction.
Not “Engaged” in the Transaction
At the outset, we respectfully submit that, even if any of the Newcastle Entities or Messrs. Schwarz or Coleman were deemed “affiliates” of the Company (which we address below), the only party “engaged” in the Rule 13e-3 transaction at issue is the Company itself. Unlike an acquisition or merger transaction with an affiliated party, both the reincorporation merger (which is a “downstream” merger of the Company with its wholly owned subsidiary) and the reverse split involve only the Company (or, in the case of the reincorporation merger, the Company’s wholly owned subsidiary). In particular, the reverse split of the Company’s common stock, which is the transaction that has the effect of “causing any class of equity securities of the issuer which is subject to Section 12(g) or Section 15(d) of the Act to be held of record by less than 300 persons” and why Rule 13e-3 is invoked, necessarily involves only the Company and no other party.
We have identified no guidance from the Commission to suggest that the mere existence of any affiliated parties (such as large shareholders) requires the conclusion that such parties, by virtue of such status, are deemed “engaged” in a Rule 13e-3 transaction when such transaction technically or practically involves no other party (except the Company). In fact, the Commission’s Release No. 34-17719, Interpretative Release Relating to Going Private Transactions under Rule 13e-3 (the “Interpretative Release”), clearly recognizes that a going private transaction can be “either solely by the issuer or by the issuer and one or more its affiliates”.

Ms. Mellissa Campbell Duru
November 4, 2010

In our response to Comments #7 and 8 below, we also highlight for the Staff that no formal or informal negotiations regarding the reincorporation and reverse split took place between the Company and any of the Newcastle Entities, and no agreements exist between the parties with respect thereto. The transactions in question were proposed, discussed and approved by the Board of Directors of the Company only. No separate approvals or consents were sought from any of our shareholders, including any of the Newcastle Entities. Messrs. Schwarz and Coleman have informed the Company that they believe they were acting pursuant to their fiduciary duties as members of the Board of Directors of the Company at all times in evaluating and approving the transactions.
We also respectfully point out that Question 101.02 of the Division of Corporation Finance Compliance and Disclosure Interpretations of Going Private Transactions addresses a counterparty’s use of a merger subsidiary or acquisition vehicle in an acquisition context. In that case, the issuer and the merger sub/acquisition vehicle are counterparties to the same transaction and are indisputably “engaged” in the transaction. By virtue of its control of the acquisition vehicle, the purchaser in that case is deemed to be engaged as well. This is distinguishable from a reincorporation merger/reverse split, which involves no outside parties. In the Company’s case, the only merger subsidiary present is its wholly-owned subsidiary. No affiliate or other party (such as any Newcastle Entity) has formed or owns a merger subsidiary or acquisition vehicle that is involved in the transaction. As a result, we respectfully submit that Question 101.02 does not apply to the reincorporation or reverse split.
No Control of the Company
In addition, we emphasize that, when analyzing in the first instance whether a party is an “affiliate” for purposes of Rule 13e-3, the element of “control” is fundamental. We would also expect the concept of true control to be even more decisive in the case of a transaction technically involving only the issuer (such as a reverse split or reincorporation merger), as there are necessarily any number of traditional affiliates of all corporations that implement such transactions. For example, every corporation has officers and directors and, in many cases, meaningful shareholders. That said, consistent with our experience, we are presuming that the Commission does not require every traditional affiliate of the corporation, including management, to be a filing party on every “going private” reverse split transaction.
The Newcastle Entities do collectively hold 28% of the outstanding voting power, but they do not have the ability, by themselves, to direct or cause the direction of the management and policies of the Company. Such ownership is not enough to control or force any outcome at a shareholder meeting, including, importantly, with respect to the reincorporation and reverse split. We do note the 90% beneficial ownership level set forth in the Newcastle Entities’ Schedule 13D, but the Staff should also recognize that most of such “beneficially owned” shares are not outstanding at the current time and accordingly cannot vote. At the present time, the only security held by B.I. Holdings, L.P., to which the disproportionate number of shares in the 90% calculation applies, is a debt security.

Ms. Mellissa Campbell Duru
November 4, 2010

In addition, while the Newcastle Entities have designees on the Company’s Board, its designees are two of the four members and, since they are not a majority, cannot control or force any outcome at the Board level either. With respect to Messrs. Schwarz and Coleman personally, they are indeed Board members of the Company but, similarly, are in each case simply one member of the Board and cannot mandate any outcome singularly or jointly. In addition, Mr. Coleman is the interim CEO but reports to the four-person Board, and Mr. Clinton has no control relationship with the Newcastle Entities. Also, Mr. Clinton himself owns no shares of the Company’s stock. On the other hand, Mr. Schwarz, who ultimately controls the Newcastle Entities, has no role in the day-to-day management of the Company.
As a result, even if the Commission were to take the view that an affiliated person could be deemed indirectly “engaged” in a 13e-3 transaction by virtue of such affiliated person having the ability to direct the adoption of any policy or transaction, we respectfully submit that neither the Newcastle Entities nor Messrs. Schwarz or Coleman have a sufficient level of control over the Company at the current time to reach such conclusion with respect to the Company’s reincorporation merger and reverse split transactions.
General Principles of Rule 13e-3
While the Company has complied with Rule 13e-3 in filing a Schedule 13E-3 with respect to the reincorporation and the reverse split, as a policy matter, we would also like to emphasize that we do not believe that such transactions are the types of transactions that Rule 13e-3 was created to protect, particularly as the rule pertains to affiliates of the Company. Accordingly, we do not believe that extending the reach of the “filing persons” in this case would be warranted or intended by the Commission. As described in the Interpretative Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally. The need for such protection arises out of the fact that the nature of, and methods historically utilized in effecting, going private transactions presented an opportunity for over-reaching of unaffiliated security holders by an issuer or its affiliates.
In the case of the Company’s reincorporation and reverse split, no such worrisome features can be seen to exist. To the contrary, the transactions are being intentionally effected to benefit both affiliated and unaffiliated shareholders. The transaction is being undertaken in the first instance to save the enterprise and all of its shareholders, both affiliated and unaffiliated, the substantial costs of public company compliance, and as a result, to enhance the value of the shares of all such continuing shareholders. This is distinguishable from an acquisition-related Rule 13e-3 transaction, in which unaffiliated shareholders are often cashed out entirely. The 1:20 reverse split ratio applies to all shareholders equally and was set in a manner solely to enable it to reduce its record shareholders to a level that permits the Company to terminate its registration under the Exchange Act but would not otherwise materially alter the share ownership of the Company. This consciously designed approach is reflected by the limited amount of total funds expected to be employed in effecting the reverse split (according to the Proxy Statement, no more than $50,000). Critically, as result, there will be no material change in the ownership of any traditional affiliates of the Company, including any large shareholders such as Newcastle Partners, or any director or members of management, as a result of the transactions. This last feature is vital, we believe, since the transactions with which Rule 13e-3 truly concerns itself are transactions that, through the going private process, are “designed to accommodate the interests of the affiliated parties” to the detriment of unaffiliated shareholders (Interpretative Release, Section I), including delivering to affiliates an economic advantage such as enhanced ownership. Finally, while we recognize that the Commission, in subjecting certain reverse splits to Rule 13e-3, was concerned about unaffiliated security holders being “faced with the prospect of an illiquid market” (Interpretative Release, Section I), we note that a key reason why the Company has determined to undertake the transactions is that its shares are already largely illiquid and therefore not benefiting from any public company status. As a result, any such negative impact to unaffiliated shareholders is largely moot.

Ms. Mellissa Campbell Duru
November 4, 2010

Nevertheless, we also point out that the Proxy Statement is clear that the limited number of shareholders affected by the reverse split have a straightforward means to cure any differential treatment and to continue to participate as shareholders in the Company: they can purchase such number of additional shares (up to 19 shares is all that is necessary) to avoid having any shares cashed out through the reverse split. With our shares currently trading at $1.30 per share, the aggregate required purchase price (exclusive of commissions) would theoretically not need to exceed $25. Even with the limited liquidity of our shares, we believe small purchases are practical and meaningfully more common than large ones. Since we expect the shares to continue to trade after the reverse split, the ability to cure any cash out is also expected to be possible after consummation of the reverse split.
Finally, we believe that it is essential to recognize the inherent procedural protections that exist in this case: (1) that the reincorporation merger and reverse split transactions were unanimously approved by the Board of Directors of the Company, including by both independent directors who comprise half the Board and had the power to effectively veto the transactions, and (2) that the unaffiliated shareholders have a shareholder vote of real consequence on the transactions. As the Staff has indicated in the Interpretative Release, the existence of a shareholder vote in and of itself is not dispositive, since in many going private transactions the affiliates of the issuer already hold the requisite vote for approval. This, however, is not the case for the reincorporation and reverse split. The shareholder vote for these transactions requires a majority of all outstanding shares. As a result, Newcastle Partners L.P., holding only 28% of the outstanding shares, cannot determine the outcome, and the unaffiliated shareholders have considerable influence on the whether the transactions occur. To the extent that Rule 13e-3 transactions engaged in by affiliates are concerned with “coercive” transactions, we respectfully submit that the reincorporation and reverse split do not qualify.
Conclusion
For the foregoing reasons, the Company respectfully submits that (a) neither the Newcastle Entities, nor Messrs. Schwarz or Coleman, are “affiliates” “engaged” in a going private transaction and (b) such parties are, in addition, not “engaged” in a transaction of a type against which Rule 13e-3 was meant to protect. Accordingly, such parties should not be included as filing persons under Schedule 13E-3.
If the Staff has questions on the foregoing analysis, we would be pleased to set up a convenient time to discuss our response.
3.	Comment: Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, please revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing persons added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13e-3 transaction to be substantively and procedurally fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3 and Q&A No. 5 of Exchange Act Release No. 17719 (April 13, 1981). In this regard, the reasons for the transaction and the alternatives considered by these affiliates may be different than those of the other filing parties, and this fact should be reflected in the disclosure. Alternatively, and to the extent applicable, the affiliates may adopt the analysis and conclusions of another filing party on the Schedule 13E-3. In addition, be sure that each new filer signs the Schedule 13E-3.

Ms. Mellissa Campbell Duru
November 4, 2010

Response:
As discussed under Comment #2 above, we have concluded that no additional filing persons should be included in the Schedule 13E-3. As a result, no changes have been made to the Schedule 13E-3 or the Proxy Statement in response to this comment, and no additional filers have signed the Schedule 13E-3/A filed concurrently with this response letter.
Preliminary Proxy Statement on Schedule 14A
General
4.	Comment: Please clearly mark your preliminary proxy statement and form of proxy as “Preliminary Copies.” See Rule 14a-6(e)(1).
Response:
The Proxy Statement and the form of proxy have both been marked “Preliminary Copy—Subject to Completion”.
5.	Comment: Please revise so that the information required by Items 7, 8, and 9 of Schedule 13E-3 is prominently disclosed in a “Special Factors” section in the front of the proxy statement. See Exchange Act Rule 13e-3(e)(1)(ii).
Response:
As set forth in the Schedule 13E-3, the information required by Items 7, 8 and 9 of Schedule 13E-3, including the purposes, alternatives, reasons and effects of the reverse split, the fairness of the reverse split and reports, opinions, appraisals and negotiations with respect to the reverse split is provided under “Proposal No. 5 Amendment to Certificate of Incorporation to Effect 1-for-20 Reverse Split” starting on page 30 of the Proxy Statement. We believe that the information required by Items 7, 8 and 9 is necessary information for shareholders to consider when evaluating Proposal No. 5 and therefore should be included with that proposal rather than in a separate section in the beginning of the Proxy Statement. To ensure that shareholders are aware of this additional information, we have added a new section entitled “Special Factors” on page 7 of the Proxy Statement after the Summary Term Sheet. This new section provides a cross reference to the more detailed information included under Proposal No. 5 in the Proxy Statement. We believe this is more effective than repeating the disclosure contained under Proposal No. 5 again at the beginning of the Proxy Statement.
Questions and Answers Concerning the Reincorporation, page 16
6.	Comment: Please supplement the summary and Question and Answers section to include a statement disclosing that the reincorporation is the first step in a series of steps that would result in taking the company private. Revise your discussion of the reincorporation and reverse stock split to further emphasize the relationship between approval of the reincorporation and reverse stock split as a precursor to the company being taken private.

Ms. Mellissa Campbell Duru
November 4, 2010

Response:
We have added disclosure on page 4 of the Proxy Statement that (1) the reincorporation is the first of two discrete steps that would result in the termination of our registration under the Securities Exchange Act of 1934, as amended, and (2) if the reincorporation and the reverse split are both approved and effected, we estimate that the number of shareholders of record of our common stock will be reduced to less than 300, in which case we will terminate our registration under the Exchange Act. We added similar disclosure on page 16 in response to the question “Why are you electing to reincorporate from California to Delaware”. We also added disclosure on pages 18, 20 and 31 of the Proxy Statement emphasizing the relationship between approval of the reincorporation and the reverse split and the termination of our registration under the Exchange Act. We also revised Items 4 and 12 of the Schedule 13E-3 to include references to the reincorporation.
Intent to Vote, page 30
7.	Comment: We note disclosure regarding the directors’, executive officers’ and Newcastle’s intent to vote in favor of the transactions. Please revise the background to describe any discussions related to and/or voting arrangements or agreements negotiated with any shareholders, directors or officers with respect to the reincorporation and reverse split. As noted in our subsequent comment under “Background”, include additional disclosure in the proxy regarding such discussions, agreements or arrangements and when they occurred.
Response:
We respectfully advise the Staff that no voting arrangements or agreements with respect to the reincorporation and reverse split exist, nor did any discussions with any shareholders, directors or officers relating to voting or voting arrangements or agreements occur. The genesis of the disclosure set forth on pages 30 and 42 of the Proxy Statement is that Item 1012(d) of Schedule 13E-3 requires the Company, in preparation of the Proxy Statement, to make reasonable inquiry of executive officers, directors and affiliates as to their voting intention. Accordingly, we were advised of the intention of our executive officers and directors to vote in favor of the reincorporation and reverse split. We note that Newcastle has two designees on the Board, including Mark Schwarz, the CEO of the general partner of Newcastle Partners, L.P., and any such inquiry of directors reasonably would have elicited Newcastle’s voting intentions. While we do not believe the Newcastle Entities are “affiliates” for purposes of Rule 13e-3, as discussed in more detail under Comment #2 above, we believe it is helpful disclosure to inform our shareholders how Newcastle intends to vote on the transactions. Newcastle Partners is not bound by any voting arrangement or agreement nor did any discussion or negotiation or request relating to any possible voting arrangement or agreement take place. Newcastle Partners is free to change its intention or its ultimate vote at any time.

Ms. Mellissa Campbell Duru
November 4, 2010

Special Factors of the Reverse Split, page 33
Background, page 33
8.	Comment: Please revise to significantly expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among the Board and affiliates including, Messrs. Schwartz, Coleman and/or Newcastle affiliates, any legal and/or financial advisors and any other shareholders and/or directors regarding the alternatives considered for the company between 2008 and the September 10, 2010 Board approval of the reverse split.
Response:
As discussed on page 34 of the Proxy Statement and consistent with our response to Comment #10 below, because of the various challenges facing the Company, the only alternative to the reverse split considered by the Board of Directors of the Company during the timeframe specified was maintaining the status quo and continuing to remain a public reporting company. As is commonplace and expected for most Boards of Directors, conversations regarding possible strategic opportunities, for example, business combination transactions, strategic relationships, purchases and sales of assets and similar transactions, arise from time to time between directors and between directors and management. However, we are not aware of any formal agenda items or proposals presented to, or discussed by, the Board with respect to any strategic alternatives to the reverse split, or any assignments or engagements with outside advisors other than with respect to the reverse split, in the relevant timeframe. As a result and after further review of our disclosure in the Proxy Statement, we believe that all discussions of the Board of Directors concerning alternatives considered for the Company between 2008 and the September 10, 2010 Board approval of the reverse split are disclosed. We have revised the disclosure on page 34 of the Proxy Statement to include discussions our Board and our management had with our outside legal counsel regarding the reverse split. No discussions between the Company and any Newcastle Entities (or Messrs. Schwarz or Coleman acting in a Newcastle capacity) or any other shareholder regarding strategic alternatives took place during the relevant timeframe.
Reasons for the Reverse Split, page 35
9.	Comment: Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years, please revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the company’s operating history. See Item 1013(c) of Regulation M-A.
Response:
We have added the following paragraph to page 36 of the Proxy Statement to indicate why we are seeking to undertake the reverse split at this time:
“Our board of directors determined to implement the reverse split at this time, as opposed to earlier or later, because of the confluence of a number of the factors discussed above, including the cost savings relating to terminating our registration under the Exchange Act being highly attractive in the current operating environment; our operating subsidiaries having evolved to be self-sufficient and not dependent on a corporate staff; and our trading market being thin and progressively more so. In addition, prior to 2010, we did not believe that a reverse split as a means to reduce our record holders to below 300 was feasible under the CGCL given the number of such holders. See “—Background.” Finally, for cost savings purposes and other efficiencies, our board determined to undertake the reverse split in connection with the Annual Meeting, rather than through an earlier special meeting.”

Ms. Mellissa Campbell Duru
November 4, 2010

10.	Comment: You disclose that you have in the past, are currently considering, and may in the future consider strategic transactions with respect to a material portion of the company’s business. Revise to explain what such transactions were, are, or may be. To the extent transactions are currently being contemplated, revise to describe the status of any negotiations. If there are no current plans being considered or negotiations with respect to any plans, revise to clarify this fact. Refer generally to Item 6 of Schedule 13e-3 and corresponding Item 1006(c) of Regulation M-A.
Response:
Other than the reincorporation, reverse split and subsequent termination of our registration under the Exchange Act, as described in the Proxy Statement, there are no transactions of the type described in Item 1006(c) of Regulation M-A that are currently being considered, and there are no current negotiations with respect to any such transactions. We have revised the disclosure on page 41 of the Proxy Statement under “Possible Transactions Following Termination of Registration under the Exchange Act” to reflect the above. We have also revised page 36 of the Proxy Statement to delete the repetitive disclosure with respect to strategic transactions.
11.	Comment: In your revised 13E-3 filing, please amend your disclosure and state the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages, pursuant to Instruction 3 of Item 1013 of Regulation M-A.
Response:
As discussed under Comment #2 above, we have concluded that no additional filing persons should be included in the Schedule 13E-3. As a result, no changes have been made to the Schedule 13E-3.
Fairness of the Reverse Split to Unaffiliated Shareholders, page 37
12.	Comment: The recommendation and analysis does not appear to address all of the factors described in Instruction 2 to Item 1014, or explain in sufficient detail why such factors were not deemed material or relevant. For example, revise to disclose how current market prices or historical market prices were considered by the Board, if at all, and disclose why the Board decided on an averaging formula for the cash out price versus a fixed amount. See generally Question Nos. 20 and 21 of the Exchange Act Release No 34-17719 (April 13, 1981). Please note that this comment applies to all filing persons.
Response:
We have revised the first bullet point on page 38 to disclose why the Board of Directors decided on an averaging formula for the cash out price versus a fixed amount and also to disclose that the Board did not give meaningful consideration to the historical prices of our common stock when determining the cash out price. Below is a revised version of the disclosure:

Ms. Mellissa Campbell Duru
November 4, 2010

“The price paid for fractional shares will be based on the average of the closing prices of a share of our common stock during the 120 days prior to the date of this proxy statement. We believe that a price based on the recent market prices of our common stock, rather than the net book value or some other fixed price, is fair to our shareholders, because the market value is indicative of our current value on a going concern basis. On the other hand, book value is an accounting concept based on historical cost, and other fixed prices may be arbitrary and not reflective of current value. Furthermore, our net book value is currently negative, as indicated by the shareholders’ deficit of $2,914,000 as of June 30, 2010. Our board was aware of, but did not give meaningful consideration to, historical prices of our stock. Our board determined to use a price based on an average of recent market prices, as opposed to one specific price (such as the market price on the date of the consummation of the reverse split), to avoid exposing our shareholders or us to the day-to-day vagaries of the market, which may be impacted by outside factors unrelated to us, and to account for the relative illiquidity of the stock, which results in the shares not trading, or trading in a highly limited fashion, on particular days and therefore not resulting in true price discovery in our judgment. We did not consider, and did not calculate, our liquidation value because we believe that, in the event of a liquidation, shareholders would receive immaterial or no value for their shares because, in liquidation, among other things: (1) we would be required to pay off our creditors in full (including our secured lenders) and reserve for contingent liabilities and (2) we would be unlikely to receive full value for our assets. As discussed below, no reports or appraisals were commissioned with respect to the value of the shares.”
Other Matters, page 51
13.	Comment: We note that your directors, officers and employees will solicit proxies by telephone, electronically or in person. We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.
Response:
The Company confirms that it will file any written soliciting materials under the cover of Schedule 14A pursuant to Rules 14a-6(b) and (c).
Financial Information, page 52
14.	Comment: Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a registered tender offer.

Ms. Mellissa Campbell Duru
November 4, 2010

Response:
We have revised the disclosure under “Financial Information” on page 52 of the Proxy Statement to include complete summarized financial information as provided in Item 1010(c) of Regulation M-A.
Schedule 13D/A filed July 27, 2010
15.	Comment: We refer to disclosure on page 30 of the proxy statement disclosing Newcastle’s intent to vote in favor of the transaction. We refer to Rule 13d-2 which requires amendments to the disclosure included in a Schedule 13D upon the occurrence of any material change in the facts set forth therein. Notwithstanding that the filing parties decided to vote in favor of the transaction and given that the transaction is the first in a series of steps that could ultimately result in the company being taken private, it does not appear that an amendment to the Schedule 13D was made. Please advise.
Response:
We respectfully advise the Staff that we have been informed by Newcastle that Newcastle does not believe that an update to its Schedule 13D was required because no voting agreement or arrangement with respect to the transactions exists. Item 6 of Schedule 13D requires the disclosure of any such agreement or arrangement. As discussed under Comment #7 above, in response to the Company’s inquiry in compliance with Item 1012(d) of Schedule 13E-3, the Company was informed that Newcastle Partners, L.P. intends to vote in favor of the transaction. However, there are no voting agreements or understandings of any kind in place nor did any discussions with Newcastle with respect to any such vote (other than the foregoing inquiry) take place, and Newcastle remains free to change its intention or its ultimate vote at any time.
In addition, Newcastle has advised us that, consistent with our views as expressed under Comment #2 above, the proposals with respect to the reincorporation and reverse split are the Company’s proposals, not proposals of Newcastle. Item 4 of Schedule 13D requires disclosure of the reporting persons’ plans or proposals that have an effect of causing the issuer’s equity securities to be deregistered or would result in changes in the issuer’s governing documents. Further, consistent with our views as expressed under Comments #2 and 8 above, Newcastle has expressed to us, and we advise the Staff, that Newcastle does not hold voting control of the Company, and all material discussions with respect to the transactions took place at the Board of Directors of the Company.
We also believe the characterization of the transactions by the Staff as the “first in a series of steps that could ultimately result in the company being taken private” is misleading. As discussed in Comment #6 above, we are clarifying in the Proxy Statement that the intention of the transactions is to permit the Company to reduce its record holders to enable it to terminate its registration under the Exchange Act; however, there are no further planned or anticipated steps at the current time.
Newcastle has advised us that, notwithstanding the foregoing, should the Staff remain of the belief that an amendment to its Schedule 13D is required in connection with the disclosures made in the Proxy Statement regarding its intention to vote, Newcastle will amend its Schedule 13D to include such disclosure in connection with periodic amendments made relating to its indirect ownership of the convertible note.

Ms. Mellissa Campbell Duru
November 4, 2010

The Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please telephone the undersigned at (317) 704-6000, or in his absence, Janelle Blankenship at (317) 569-4881.

Sincerely,
/s/ Clinton J. Coleman
Chief Executive Officer
Enclosures